

December 20, 2010

Mr. Frank Ventura
Chief Financial Officer
China Wi-Max Communications, Inc.
1905 Sherman Street, Suite 335
Denver, Colorado 80203

> **Re:** **China Wi-Max Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed April 15, 2010**
>
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2010**
> **and June 30, 2010**
> **File No. 000-53268**

Dear Mr. Ventura:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director